Exhibit 16(c)(2)

  SUMMARY OF ORAL PRESENTATION TO BOARD OF DIRECTORS MADE ON SEPTEMBER 10, 2002

The Harman Group was requested by the Board of Directors to indicate if $.10 per share was a fair price for the proposed transaction. The Harman Group was not asked to suggest a fair price or provide additional advice or assistance with respect to the proposed transaction or any other possible transaction involving the Company.

The following is a summary of the specific advice provided during the board meeting on September 10, 2002:

     * The Harman Group reported that they had analyzed and valued the Company utilizing the discounted cash flow and orderly liquidation approaches.
     * The Harman Group reported that, based on their analysis $.10 per share was in the range of fairness, from a financial point of view.
     * Board members questioned the term "range of fairness." The Harman Group stated that based on its analysis, the discounted cash flow was the maximum value for the Company in the proposed transaction. The orderly liquidation value represented the minimum value to the range of fairness.

Prior to The Harman Group's participation in the discussions and presentation to the Board, Management presented the Board of Directors with a sufficient analysis of the Company's financial position. Although this analysis was also done by The Harman Group, there was no reason to restate Management's presentation. The Harman Group did confirm with Management and the Board that the Company's banks would not lend to the Company based on either the cash flow or the assets of the Company without outside guarantees or letters of credit. Management did state that the banks believed that the Company was not worth its orderly liquidation value.

During the presentation, The Harman Group referenced the discounted cash flow and orderly liquidation documents included with this memorandum.